Eurasian Minerals Inc. NEWS RELEASE

EMX Outlines Significant Copper-in-Soil Anomaly at the Vert De Gris Porphyry Copper-
Gold Prospect, Haiti

Vancouver, British Columbia, July 20, 2010 (TSX Venture: EMX) -- Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to announce exploration results for the Vert de Gris porphyry copper-gold prospect located in northwestern Haiti. These results include a 1.0 by 1.5 kilometer copper-in-soil anomaly greater than 0.1% copper, rock samples returning up to 7.52% copper and 3.73 g/t gold, and mapped geology and alteration that show clear evidence of a porphyry copper type system. Coincident geophysical anomalies further define a significant target that is for the most part concealed beneath a shallow cover of soil and vegetation. Vert de Gris is being explored with joint venture partner Newmont Ventures Limited (“Newmont” or “NEM”), a wholly owned subsidiary of Newmont Mining Corporation. Please see attached maps and the Company’s web site at www.eurasianminerals.com for more information.

Property Overview. The Vert de Gris porphyry copper-gold prospect occurs in EMX’s Platon exploration license located 100 kilometers west of Cap Haitien, Haiti. The Platon license also hosts the Bellée and Estére copper-gold porphyry and skarn prospects. Post mineralization limestone covers a large portion of the license area, but erosional windows through the limestone expose mineralized igneous rocks at Vert de Gris in the west, and Bellée and Estére approximately eight kilometers to the southeast. Exploration on the Platon license is covered under the EMX-NEM Strategic Venture Agreement.

The Vert de Gris prospect has geological characteristics similar to southwest Pacific-type porphyry copper-gold deposits. The mineralized system is roughly circular in outline with a diameter exceeding two kilometers. Copper and gold (+- silver and molybdenum) mineralization is hosted by andesitic rocks intruded by multiple generations of dikes and plugs of quartz monzonite, quartz diorite, and tonalites, many of which exhibit distinctive porphyritic textures and “quartz-eye” phenocrysts. These rocks are cut by networks of porphyry-style veins, and breccias are developed in many areas. Copper mineralization occurs as chalcopyrite and bornite that commonly weathers to malachite and azurite, and is developed in vein assemblages, in breccias of various types, and as disseminations in host rocks. The core of the system is potassically altered (secondary biotite, potassium-feldspar and magnetite), with peripheral rocks altered to sericite and clay.

Vert de Gris Exploration Results. The EMX-NEM JV’s initial evaluation of Vert de Gris consisted of geological mapping and a geochemical sampling program that totaled 818 soil and 335 rock samples. The soil samples were collected on a 200 by 50 meter grid over an approximately 10 square kilometer area. The results from the soil sampling outline a 2.1 by 2.3 kilometer area of anomalous copper (≥ 500 ppm Cu) that surrounds a 1.0 by 1.5 kilometer core of greater than 1000 ppm copper (0.1% Cu). Over 61% of the rock samples assayed greater than 1000 ppm copper, and average 3700 ppm copper (0.37% Cu), with a maximum of 75000 ppm copper (7.52% Cu). The system is also gold enriched, with 28 rock samples returning greater than 0.1 g/t gold and a maximum of 3.73 g/t gold. In addition, eight rock samples returned greater than 1000 ppm molybdenum (0.1% Mo). The size and tenor of these geochemical anomalies compare favorably with the early-stage exploration footprints of porphyry copper deposits that have subsequently been developed elsewhere in the world.

Geophysical anomalies resulting from Newmont’s regional scale airborne magnetic and radiometric survey further reinforce the Vert de Gris porphyry target model. The anomaly pattern consists of a central core marked by coincident potassium radiometric and magnetic highs, surrounded by a peripheral 100 to 800 meter-wide magnetic low over the copper-in-soil anomaly. These magnetic anomalies are interpreted to represent a potassically altered, magnetite-rich intrusive center surrounded by a peripheral copper-enriched zone of sericite-clay alteration.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1	1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

The geological, geochemical, and geophysical exploration results provide an integrated porphyry copper-gold exploration target model for Vert de Gris. The size of the system, coupled with the surface expression of strong copper-gold mineralization provides a compelling exploration target.

Regional Platon License Exploration Results. In addition to the Vert de Gris prospect, regional BLEG stream sediment geochemical sampling over the Platon license yielded multiple gold, copper and molybdenum anomalies that include the La Bellée and Estére prospects. The BLEG samples also yielded gold anomalies at the center of a nearby limestone highlands, suggesting the potential for concealed porphyry copper-gold and epithermal gold targets beneath the post-mineralization limestone cover.

2010 Program. Follow-up exploration at the Vert de Gris, La Bellée, and Estére prospects is currently underway on a priority basis. The work programs consist of additional sampling, detailed geologic mapping, and ground magnetic, gravity and induced polarization geophysical surveys.

Newmont Strategic Alliance. EMX owns a 100% interest in the Platon property, and both EMX and Newmont jointly fund regional exploration on an EMX 35% to Newmont 65% basis. Newmont has a one-time right to select the property as a Designated Project to acquire a minimum 70% interest, on the expenditure of $200,000 USD within a given license.

Comments on Sampling, Assaying, and QA/QC. The EMX-NEM exploration samples were collected in accordance with accepted industry standards and procedures. The samples were submitted to ACME Labs (ISO 9001:2000 accredited) in Santiago, Chile for analysis. Gold was analyzed by fire assay with an AAS finish, and multi-element analyses were determined with aqua regia digestion and ICP MS/AAS techniques. Over limit gold assays (> 10 g/t) were re-analyzed by fire assay with a gravimetric finish. Over limit silver (> 100 g/t) and copper (> 1%) were re-analyzed by ICP AAS. Routine QA/QC analysis is conducted on all assay results, including the systematic utilization of certified reference materials, blanks and field duplicates.

Michael P. Sheehan, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

EMX is exploring and investing in a quality mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1	2
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Forward-Looking Statement:

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1	3
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1	4
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com